Wave Systems Corp.
480 Pleasant Street
Lee, Massachusetts 01238
(413) 243-1600

December 28, 2012

VIA EDGAR

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wave Systems Corp. Form 10-K for the fiscal year ended December 31, 2011 Filed March 30, 2012 File No. 000-24752

Dear Mr. Krikorian:

On behalf of Wave Systems Corp. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated December 13, 2012 (the “Comment Letter”) relating to the above-referenced filing.  We are working expeditiously to respond to the Comment Letter.  We respectfully request an extension of time to respond to the inquiries contained in the Comment Letter.  We currently anticipate submitting a response to the Comment Letter on or before January 7, 2013.  Please do not hesitate to contact me at (413) 243-7008 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours,

/s/ Gerard T. Feeney

Gerard T. Feeney
Chief Financial Officer

cc:	Mark P. Shuman (Securities and Exchange Commission)
Katherine Wray (Securities and Exchange Commission)
Melissa Walsh (Securities and Exchange Commission)
Steven K. Sprague